

August 9, 2023

Michael T. Prior
Chief Executive Officer
ATN International, Inc.
500 Cummings Center, Suite 2450
Beverly, MA 01915

>   **Re: ATN International, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 27, 2023**
>   **File No. 001-12593**

Dear Michael T. Prior:

　　We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A Filed April 27, 2023

Pay Versus Performance Table, page 57

1.　　We note that you have included graphical disclosure showing the relationship between compensation actually paid and Adjusted EBITDA, your Company-Selected Measure. It appears, however, that you have not provided the remaining relationship disclosures required by Regulation S-K Item 402(v)(5). Please provide this required disclosure in its entirety. Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i) - (iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.

2.　　We note the inclusion of charts that show the relationship between compensation actually paid and each of Revenue and High Speed Data Subscribers, although you do not provide quantified disclosure of those performance measures in the pay versus performance table. If you choose to include these additional measures in your relationship discussion, please consider also providing the disclosure about such measures consistent with the disclosure required for the Company-Selected Measures, including a discussion of how the measure is calculated from your audited financial statements. See Regulation S-K Item

Michael T. Prior
ATN International, Inc.
August 9, 2023
Page 2

402(v)(2)(vi). Please note that while you may voluntarily provide supplemental measures of compensation or financial performance, any such additional disclosure must be clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.

3. Refer to the table on the bottom of page 57 providing calculations pursuant to Regulation S-K Item 402(v)(2)(iii). It is not clear from the column headings which of the relevant calculations are presented. For example, the column "Year End Equity Value" should clearly indicate that it relates to equity awards made during the relevant year, if true. Likewise, a calculation representing a "change in value" should clearly indicate the dates from and to which you are measuring the change. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretations Questions 128D.03 and 128D.04.

4. We note footnote (g) to your pay versus performance table states that Russell 2000 Index is your peer group for purposes of your total shareholder return comparison. This index appears to be a broad equity market index used for purposes of Regulation S-K Item 201(e)(1)(i) and not the index or issuers used by you for purposes of Regulation S-K Item 201(e)(1)(ii). Please ensure that your peer group total shareholder return column and related disclosure uses the same index or issuers used for purposes of Regulation S-K Item 201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under Regulation S-K Item 402(b).

Please contact Alexandra Barone at 202-551-8816 or Amanda Ravitz at 202-551- 3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program